Filed by Westport Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: Belco Oil & Gas Corp.
Commission File No.: 001-14256

Investor Notices

This presentation includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning Westport’s and the combined company’s merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made my Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport and Belco Oil & Gas Corp. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

      Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Westport and Belco will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Westport and Belco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com.

      Westport, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Westport’s shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

The following slide presentation was made by Westport Resources Corporation.

Westport Resources Corporation

Five Star Summit

June 14, 2001

Five Star Summit
ANALYST CONFERENCE

Forward-Looking Statements

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements other that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including the cautionary statements contained in this material and risks and uncertainties inherent in the Company's business set forth in the filings of the Company with the Securities and Exchange Commission. These risks include, among others, oil and gas price volatility, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of proved reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company does not undertake any obligation to update any forward-looking statements contained in this material.

Company Overview

Business Description

- Independent energy company engaged in oil and natural gas exploitation, acquisition and exploration
- Operations in the Gulf of Mexico, the Rockies, West Texas/Mid-Continent and the Gulf Coast
- Maintain balanced portfolio of lower-risk, long-life onshore reserves and higher-margin offshore reserves to provide dependable cash flow
- Grow reserve base, diversify risk profile and expand investment opportunities

Westport Resources Corporation
Traded NYSE under “WRC”

- IPO 4th Quarter 2000 - 10.18 million shares @ $15.00 - (7.535 million Primary and 2.650 million Secondary)
- Total Shares Outstanding - 38.4 million
- Market Capitalization - >$1.0 billion
- Clean Balance Sheet – no debt
- 454 Bcfe Proved Reserves at 1/1/01
  - 54% gas
  - 7.0 yr Reserve Life (based on 1Q01 Production)
  - 179 Mmcfe/d 1Q01 average rate

Relative Stock Performance Since IPO



230
210
190
170
150
130
110
90
70
50
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
WRC
Peer Group

Management and Board of Directors

Name	Position
Donald D. Wolf	Chairman, Chief Executive Officer and Director
Barth E. Whitham	President and Chief Operating Officer
Lon McCain	Chief Financial Officer
Grant W. Henderson *	Executive Vice President
Howard L. Boigon	Vice President - General Counsel and Secretary
Kenneth D. Anderson	Vice President - Accounting
Lynn S. Belcher	Vice President - Business Development
Brian K. Bess	Vice President - Engineering
Robert R. McBride	Vice President - Offshore
Robert A. Belfer *	Director
Laurence D. Belfer *	Director
Alex M. Cranberg	Director
James M. Funk	Director
Murry S. Gerber	Director
Peter R. Hearl	Director
David L. Porges	Director
Michael Russell	Director
Randy Stein	Director
William F. Wallace	Director

* Additions to Management and Board of Directors with Belco transaction

Operational Highlights since IPO

• Discovery WC 370.	26 Bcfe / WI 60% Production 2Q01 of 30 mmcfe/d
• Discovery EC 369.	20 Bcfe / WI 60% Expected Production - 2Q02
• Discovery/Development WC 613/614.	33 Bcfe / WI 50% Production Dec 2000 of 40 mmcfe/d
• Development WC 180/198.	24 Bcfe / WI 100% Production - 1Q01 at 15 mmcfe/d increasing in 3Q01 to 25 mmcfe/d
• Williston Development.	2000 - 9 well Horizontal drilling program in Wiley and So Fryburg Area with ave IP of 250 bopd; 2001 – 7 drilled, 1 drilling, 2 completing, 5 -10 wells planned
• Coalbed Methane.	28,000 Undeveloped Acres Current Production 23 mmcfd 85-100 well program in 2001

Recent Gulf of Mexico Discoveries and Extensions

Discovery	Production On-line	Gross Production (Mmcfe/d)	Working Interest	Location
West Cameron 613/614	4th Qtr-00	40	50%	Shelf
High Island A-530	4th Qtr-00	10	25%	Shelf
W. Cameron 180, 3 FA wells	1st Qtr-01	15	100%	Shelf
Vermilion 114-2	1st Qtr-01	8	50%	Shelf
Eugene Island 292	1st Qtr-01	8	15%	Shelf
West Cameron 370	2nd Qtr-01	30	60%	Shelf
Eugene Island 45	2nd Qtr-01	5	60%	Shelf
East Cameron 104	2nd Qtr-01	12	60%	Shelf
Matagorda Island 605	2nd Qtr-01	10	10%	Shelf
W. Cameron 180, 3 GA wells	3rd Qtr-01	10	100%	Shelf
Eugene Island 45-3	3rd Qtr-01	3	60%	Shelf
Grand Isle 103	4th Qtr-01	8	21%	Shelf
Vermilion 408	1st Qtr-02	30	25%	Shelf
E. Cameron 369, 2 wells	2nd Qtr-02	30	60%	Shelf

Proposed Merger with Belco Oil and Gas Corp.

- 726 Bcfe of proved reserves, R/P of 11.2
- Stock-for-stock transaction
- 10-fold replacement of forecasted Westport 2001 production
- Increases production to 346 Mmcfe/d
- Strengthens Rockies production and adds significant exploration potential in Wyoming gas basins
- Leverages existing WRC Permian/Mid-Continent and Gulf Coast activities
- 68% of value is operated
- Sizeable upside with > 500 Bcfe probable and possible reserves
- Identified exploration prospects with > 500 Bcfe of reserve potential

Complementary Operating Areas

Reserves at December 31, 2000



Westport - 454 Bcfe Proved

Rocky Mountain - 191 Bcfe
Permian/Mid Continent - 59 Bcfe
Gulf Coast - 36 Bcfe
Gulf of Mexico - 168 Bcfe

Pro Forma - 1.180 Tcfe Proved

Rocky Mountain - 339 Bcfe
Permian/Mid Continent - 442 Bcfe
Gulf Coast – 231 Bcfe
Gulf of Mexico - 168 Bcfe

Belco - 726 Bcfe Proved

Rocky Mountain - 148 Bcfe
Permian/Mid Continent - 383 Bcfe
Gulf Coast - 195 Bcfe

Core Areas

Belco

Westport

Pro Forma Reserves and Production Profile by Region

December 31, 2000 Reserves

1.2 Tcfe


GOM
14%
Rocky
Mtn
29%
Gulf
Coast
20%
Perm/
Mid Con
37%

53% Gas / 69% Operated

1Q01 Production

346 Mmcfe/d


GOM
26%
Rocky
Mtn
28%
Gulf
Coast
22%
Perm/
Mid
Con
24%

63% Gas / Balance by Region

Business Strategy

- Balanced Approach
  - Acquisitions (focus in core producing areas, extend reserve life) } 65-75%
  - Exploitation (consistent, low risk growth) }
  - Exploration - Gulf of Mexico focus 25-35%
- Financial Flexibility
  - No debt - $200 million borrowing base
- Operating Goals - 2001
  - Increase production by 25%
  - Maintain high quality prospect inventory
  - Continue disciplined evaluation of acquisition/merger candidates

Significant Reserve Growth


Proved Reserves (Bcfe
1200
1000
800
600
400
200
0
1995
1996
1997
1998
1999
2000
2000PF
Natural Gas
Oil
Belco
Equitable
Total Minatome
Axem
Conoco

Acquisition Performance
1995 - 2000

	Investment ($mm)	Reserves (Bcfe)	Acquisition & Development Cost ($ / Mcfe)
Initial Acquisitions	452.0	413.1	1.09
Subsequent Activity	104.8	144.6	0.72
Cum Production to 12/31/00	(320.9)	(159.5)	
As of 1/1/01	235.9	398.1	

Investment Returned	58%
Remaining Reserves	96%
Overall A & D Costs / Mcfe	$1.00

Does not include Belco Transaction

2001 Capital Budget Allocation (Excluding Acquisitions)

Westport


Offshore Development 42%
Seismic 3%
Land 8%
Onshore Development 25%
Exploration Drilling 22%
Development 67%
Exploration 33%

Budget - $170 million

Combined Company


Offshore Development 27%
Seismic 3%
Land 8%
Onshore Development 42%
Exploration Drilling 20%
Development 69%
Exploration 31%

Budget - $260 million

Belco Oil and Gas Corp. Transaction Overview

Summary of Transaction Terms

- Merger with Westport shareholders owning approx. 74% of the stock of the combined company
- Belco shareholders receive .4125 shares of Westport stock for each Belco share
- Westport assumes :
  - $150mm bank debt
  - $147mm 8.875% Sen. Sub. Notes due 2007
  - $109mm 10.5% Sen. Sub. Notes due 2006
  - $75mm 6.5% Conv. Perpetual Preferred Stock
- Belco receives board representation (2 seats)

Merger Results – Key Parameters

- Proved reserves expanded by 160%
- PV10 increases by 144%
- R/P ratio extended from 7 to 9 years
- Increases NAV per share by approximately 10%
- Grows 2001
  - Production by 90%
  - EBITDAX by 48%
  - Cash Flow per share (hedged) by -2%
  - Cash Flow per share (unhedged) by 27%
- Maintains strong balance sheet with Net Debt/Cap of 26% and Net Debt/2001 Pro Forma EBITDAX of 1.1

*Price assumptions 2001 NYMEX Oil $24.50, Henry Hub Gas $4.90

Strategic Rationale

The merger with Belco allows for the continued pursuit of our balanced strategy including:

- Strengthening core areas of lower-risk, long-life onshore reserves
- Increasing our inventory of onshore gas exploration projects
- High grade and expand investment opportunities
- Expanding a diversified reserve and cash flow foundation
- Carefully leveraging a strong balance sheet

The Result - *Substantial growth potential*

Strategic Rationale (continued)

- Creates a new "top 20" independent
  - Proved reserves of 1.2 Tcfe as of December 31, 2000
  - Average daily 2001 production of over 360 Mmcfe per day
  - 2001E EBITDAX of $350 - $375 million
  - Enterprise value of $1.7 - $2.0 billion
- Proved reserves added at a price of $1.17 per Mcfe, excluding $74 million allocated to undeveloped acreage, seismic and miscellaneous assets
- Expands exploitation inventory with over 500 Bcfe of probable and possible reserves
- EBITDAX increases as hedges roll off – approximately $97 MM in 2001 and $14 MM in 2002

* Price assumptions 2001 NYMEX Oil $24.50, Henry Hub Gas $4.90; and 2002 NYMEX Oil $21.40, Henry Hub Gas $3.86

Strategic Rationale (continued)

- **Increases exploration potential by 500 Bcfe**
  - Rocky Mountain Gas Basins - 1.3 million acres gross, .45 million net
  - Texas Gulf Coast - significant HBP position
  - North Dakota Horizontal - 70,000 acres
- **Strengthens core areas with critical mass and scale**
  - Enhances presence in gas prone basins of the Rockies
  - Leverages positions in the Permian, Mid-Continent and Gulf Coast regions
- **Improves cost structure**
  - Decreases LOE / mcfe by 6%
  - Decreases G&A / mcfe by 10%
- **Improves share liquidity**
  - Expands public float by 4.4 million shares

Onshore Division

Pro Forma Onshore Division Reserves by Region

SEC Reserves as of December 31, 2000



Onshore Division
1,014 Bcfe - $2,917 MM PV10 Proved
254 Mmcfe/d (1Q01)
627 Bcfe Probable and Possible

Rocky Mountain Region
339 Bcfe - $921 MM PV10 Proved
97 Mmcfe/d (1Q01)
121 Bcfe Probable and Possible

Permian/Mid-Continent Region
441 Bcfe - $892 MM PV10 Proved
82 Mmcfe/d (1Q01)
313 Bcfe Probable and Possible

Gulf Coast Region
234 Bcfe - $1,105 MM PV10 Proved
75 Mmcfe/d (1Q01)
193 Bcfe Probable and Possible

Westport Top 25 Onshore Fields by Descending Value

Represents 78% of SEC Value

Field	Region	Bcfe	PV 10 (MM$)
North Louisiana Complex	Gulf Coast	27.6	132.1
Bone Pile	Rocky Mtn	15.9	64.5
Standard Draw	Rocky Mtn	10.1	27.5
Gooseberry	Rocky Mtn	28.7	27.2
Howard-Glasscock	Perm/Mid Cont	19.1	24.9
Ward-Estes North	Perm/Mid Cont	10.1	23.4
Fabian Ditch	Rocky Mtn	6.5	21.0
Oak Hill	Gulf Coast	7.5	20.4
Sand Dunes	Rocky Mtn	4.7	18.6
Fryburg Area	Rocky Mtn	12.6	17.4
Bruff	Rocky Mtn	4.8	16.8
Lawson	Gulf Coast	2.2	11.5
Harmon East	Perm/Mid Cont	6.7	11.2
Beaver Creek	Rocky Mtn	4.6	11.2
Reno	Rocky Mtn	9.3	10.4
Fullerton	Perm/Mid Cont	7.6	10.0
Gomez	Perm/Mid Cont	3.3	9.9
Blanco South	Rocky Mtn	2.7	9.9
Echo Springs	Rocky Mtn	3.3	8.7
TR	Rocky Mtn	6.2	7.1
Coal Gulch	Rocky Mtn	2.2	6.9
Wiley	Rocky Mtn	7.5	6.8
Powell	Rocky Mtn	0.8	6.3
Triton	Rocky Mtn	2.1	6.1
Horse Creek Unit	Rocky Mtn	7.7	6.0

Operated

Non-Operated

12/31/00 SEC Prices:

Oil - $26.83

Gas - $9.52

Belco Top 25 Onshore Fields by Descending Value

Represents 86% of SEC Value

Field	Region	Bcfe	PV 10 (MM$)
Austin Chalk / Georgetown	Gulf Coast	124.4	598.5
Moxa Arch	Rocky Mtn	92.2	371.9
Elm Grove	Gulf Coast	58.5	276.6
Golden Trend	Perm/Mid Con	20.4	82.3
Andrews Ut	Perm/Mid Con	59.5	81.8
Stadium	Rocky Mtn	17.0	48.6
Tipton	Rocky Mtn	10.8	43.6
Rhombochasm	Perm/Mid Con	8.3	42.2
Oakdale	Perm/Mid Con	24.0	40.6
Crooked Cyn	Rocky Mtn	14.6	38.9
Ozona Area	Perm/Mid Con	9.7	36.6
Shafter Lake	Perm/Mid Con	27.5	36.6
Round Top	Perm/Mid Con	19.3	36.3
Boyd Mallet	Perm/Mid Con	28.8	27.5
Calumet	Perm/Mid Con	14.3	27.5
La Brisa	Gulf Coast	3.4	23.1
Quito	Perm/Mid Con	3.3	23.1
Nolley	Perm/Mid Con	11.1	19.8
Howard Glasscock	Perm/Mid Con	18.5	17.2
Snyder Springs	Perm/Mid Con	6.5	14.9
Crooked Ck	Perm/Mid Con	8.1	13.7
Spartan	Gulf Coast	2.7	13.0
Cowden South	Perm/Mid Con	8.6	11.1
Chad Ranch	Perm/Mid Con	5.8	10.7
Rush Spring	Perm/Mid Con	5.1	10.5

Operated

Non-Operated

12/31/00 SEC Prices:

Oil - $25.50

Gas - $9.53

Rocky Mountain Operations


MONTANA
Wiley
Stadium/Eland
South Fryburg
NORTH DAKOTA
Horse Creek
Gooseberry
Mellott Ranch
Bonepile
SOUTH DAKOTA
Moxa Arch
WYOMING
Westport Oil Fields
Westport Gas Fields
Belco Principal Properties

Rocky Mountains

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	61.6	35.0	96.6
Reserves (Bcfe) at 12/31/00	191	148	339
Net Undeveloped Acres at 12/31/00	45,040	446,538	491,578
2001 Capex Budget (MM$)			
Exploration	$5.0	$6.1	$11.1
Development	25.2	26.1	51.3
Land and Seismic	2.5	2.0	4.5
Total	$32.7	$34.2	$66.9
Drilling Opportunities			
Exploitation	154	214	368
Upside	457	204	661
Total	611	418	1,029

Wiley Field
Williston Basin, ND


Erickson 3R
4/1/01
200 bopd
TA Wiley 3-19
4/15/01
275 bopd
Witherstine 3-25
5/18/01
120 bopd
Durnin A 13-30
5/5/01
461 bopd
14
13
22
23
24
19
20
25
30
29
32
161N
UNIT BOUNDARY
Water Injection Well
2000 Locations
2001 Phase I Locations
2001 Phase II Locations

- 90 MMBO OOIP, 13.7 MMBO Produced (15%)
- 5 Horizontal wells drilled in 2000 with F&D = $1.74/ bbl
- 10-13 Wells planned for 2001


100,000
10,000
Bbls per Month
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01

South Fryburg Area
Williston Basin, ND



SFTU 13-23
IP 400 bopd
SFTU 30-26
IP 500 bopd
AMERADA 19-43H
Fryburg Fed 1-1
IP 170 bopd
Upton 1-12
IP 170 bopd
WRC Fryburg
Fed 31-1
IP 230 bopd
Upton Fryburg
1-32H
IP 260 bopd
HORIZONTAL WELL
EUR 525 MBO
POROUS
FRYBURG
ZONE
Upton 2-6
IP 220 bopd
Upton 3-6
IP 180 bopd
HORIZONTAL WELL
EUR 527 MBO

- Ownership -
  - Inside Unit 50% WI
  - Outside Unit 20-100% WI
- Opportunity -
  - Expand Tyler sand production in unit with 1 – 2 wells drilled per year
  - Horizontal locations outside unit -
    - 6 drilled
    - 1 completing
    - 5-8 additional planned in 2001

South Fryburg Area
Williston Basin, ND



- Belco actively developing large acreage block contiguous with Westport's
  - Working interest ranging from 50 to 100%
  - Plan to drill 10 wells in 2001
- Analogous Opal Prospect of 9000 acres
  - To be drilled in 2001.
  - 50% Working Interest


WESTPORT ACREAGE
BELCO ACREAGE
OIL REC. ON FRYBURG DST
FRYBURG PRODUCTIVE

Horse Creek Field
Williston Basin, ND


HORSE CREEK
UNIT OUTLINE
129N/104W
11
7
8
14
13
18
17
23
24
19
26
25
30
29
35
36
31
32

- High pressure air injection secondary recovery program
- Advanced technology method with potential for widespread application throughout the Rockies


100,000
10,000
1,000
Air Injection
Jan-84
Jan-87
Jan-90
Jan-93
Jan-96
Jan-99
Jan-02
Jan-05
Jan-08

Stadium Unit
Williston Basin, ND


WEST DICKINSON
LODGEPOLE UNIT
DICKINSON LODGEPOLE UNIT
DUCK CREEK
UNIT
STADIUM UNIT
LIVESTOCK UNIT
SUBDIVISION
UNIT
ELAND UNIT
139N/97W
139N/96W
HILINE UNIT
VERSIPPI UNIT

- Acquired in 2000
- 23 Million bbl Lodgepole field
- Current Production of 4,000 bopd
- Working Interest 51%
- Interest in 3 other fields, including Eland in which Westport also owns an interest

Gooseberry Field
Big Horn Basin, WY


B UNIT
A UNIT
46N/100W


100,000
10,000
Dec91
Dec96
Dec01
Dec06

Plans for 2001

- Completed 8-well workover program
- Drill 2 - 3 wells
- Expand waterflood

Powder River Coalbed Methane


ROSEBUD
POWDER RIVER
BIG HORN
CARTER
MT
WY
WYODAK EQ.
WYODAK COAL
Approx. Edge of Coal
CAMPBELL
CROOK
SHERIDAN
Kitty
Gillette
Coal Mines
Bone Pile
Powder River Basin
JOHNSON
BIG GEORGE COAL
Black Butte
WESTON
Culp/Table Mtn.
Mud Spr. Crk.
Wright
NATRONA
CONVERSE

- **Unbooked Risked Reserve Potential -** 142 Bcf (30% of current reserves)
- **Ownership –** 28,070 net undeveloped acres
- **Opportunity -**
  - Multiple coals
  - Low cost - low risk
  - > 400 drilling locations on Westport acreage
  - Wells-to-date in T48N: 104 Producers, 12 WOPL, 21 Proposed
- **Current Operations -**
  - Production 23 Mmcf/d
  - 85-100 wells planned in 2001

Mellott Ranch
Powder River Basin, WY


3
2
3302
43-2-5
1-1
1
342
1
21-11
41-11
12-1
11-12H
1211A
3
WS-1
12-11
32-10
32-11
2211
10
13X-11
23-11
11
43 10A
4310
2
15-11
14-11
34X10R
44-10
34-10
1-11
1

- 100% Working Interest
- Drilled 2 extension wells in 1997
- ASP Flood simulation 1998
- Installed plant 2000
- 2 wells drilled in 2001, currently completing
- ASP Incremental 1.5 mmbbls


100,000
10,000
1,000
ASP Response
Jan-96
Jan-98
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Jan-12

Moxa Arch Development



- Long-life gas with significant development
- Adds operated gas exploitation
- Operate 170 wells
- 80 PUD locations
- 90 additional downspacing opportunities
- 6-year, two rig program
- Opportunity to accelerate activity

Standard Draw Development



- Upper and Lower Almond at 10,000’
- Working Interest ranges from 60 - 100%
- Drill 5 development wells in 2001, with future 5th well infill development

Producing Planned

Triton Gas Unit Development

- Acquired unit in 2000
- Working Interest 62%
- Currently drilling 13,500' over-pressured Lance-Fox Hills-Lewis test
- 11 potential locations



Enron
Lewis Discovery
14N/95W
TRITON
UNIT
Basin/TPI
Fox Hills Blow Out
Offset well flowing
3-6 MMCFD
Enron
Almond Discovery
3 MMCFD
13N/96W
13N/95W
DRILLING
ADDITIONAL LOCATIONS

Fabian Ditch / Bruff Development



- Working Interest ranges from 25 - 100%
- Dakota and Frontier objectives at 12,500’
- Multiple multi-pay 5-spot infill development potential
- Reserves per well 1.5 – 2.0 Bcf

● Producing Well ▲ Location

Permian/Mid Continent Operations



Moore Johnson
KANSAS
Oakdale
NE Nash
Calumet
Golden Trend
OKLAHOMA
Boyd Mallet
Fullerton
Dallas
Shafter Lake/
Andrews
Howard Glasscock
TEXAS
Ward-Estes

- Leverages existing position into core area
- Complementary strategy to acquire and exploit large OOIP fields

Westport Principal Oil Fields
Westport Principal Gas Fields
Belco Principal Properties

Permian / Mid-Continent

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	13.5	68.4	81.9
Reserves (Bcfe) at 12/31/00	59	383	442
Net Undeveloped Acres at 12/31/00	10,355	22,428	32,783
2001 Capex Budget (MM$)			
Exploration	$0.0	$2.2	$2.2
Development	9.5	15.8	25.3
Land and Seismic	0.0	1.8	1.8
Total	$9.5	$19.8	$29.3
Drilling Opportunities			
Exploitation	97	213	310
Upside	15	50	65
Total	112	263	375

Andrews Unit


SCHOOL
LAND
PUBLIC

- 90 Million Bbl field
- 98% Working Interest
- New secondary unit
- Current production of 1,000 bopd
- Drill 3 wells in 2001
- Convert 3 – 5 additional wells to injectors

Shafter Lake

- 165 Million Bbl field
- 81% Working Interest
- 120 well infill drilling program
- Waterflood enhancement
- Ability to accelerate



Boyd Mallet



- 50 Million Bbl field
- 97% Working Interest
- Expansion of successful waterflood
- Offset operators installing CO_2

● Proved Locations
▼ Injector Conversions

Howard Glasscock - Analog Waterfloods










WOGC LEASES
Belco East
Howard-
Glasscock





- Waterflood of multiple sands on WOGC leases
- Queen, San Andres, and Glorietta formations
- Highly successful waterflood responses of adjacent leases in the field, with incremental recoveries from 700 MBO to 3,500 MBO
- Field extension potential on the WOGC Gilbert and Hart-Phillips leases

Howard Glasscock – Kloh, Hart Phillips and Gilbreath Leases


Kloh
Gilbreath
Hart
Phillips

Hart Phillips / Gilbreath

- Working Interest 100%
- 3 wells planned in 2001 to extend field
- 15 – 20 Additional Locations

Kloh

- Working Interest 100%
- Initiate Grayburg waterflood in south half of lease
- Drill 8 producers, 10 injectors
- Workover 6 SI producers, convert 4 to injection

Producer   Injector

Howard Glasscock – Otis Chalk, Clay McNallen and Clay Leases



Producer Injector Recompletion

Otis Chalk

- Working Interest 100%
- Initiate Glorietta/San Andres waterflood
- Drill 2 producers, 6 injectors
- Recomplete 6 wells

Clay McNallen

- Working Interest 100%
- Deepen 2 Glorietta wells
- Recomplete 1 well

Clay

- Working Interest 100%
- Recomplete/add pay to 6 wells
- Potential of 85-90 additional recompletions

Fullerton Clearfork Unit


C. W. LOGSDON
RALPH LAKE
SHOAL UNIVERSITY
UNIT OUTLINE
WESTPORT OIL & GAS
Fullerton Field
Fullerton Clearfork Unit

- 1.1 Billion Bbls in-place
- Pre-CO_2 flood property
- 7,600 bopd
- 4% annual decline
- 3.5% Working Interest
- Exxon Operated


1,000,000
100,000
10,000
BOPM
Jan-80
Jan-85
Jan-90
Jan-95
Jan-00
Jan-05
Jan-10

North Ward-Estes Development



- Working Interest 21.4%
- Acquired August 2000
- 30,450 gross acres with 3D seismic coverage
- Penn and San Andres waterflood upside
- Drilled 2 wells 1H01



100,000
10,000
Jan-90
Jan-93
Jan-96
Jan-99
Jan-02
Jan-05
Jan-08

Golden Trend


KANSAS
Oakdale
NE Nash
Calumet
East Harmon
Golden Trend
OKLAHOMA
Westport Principal Oil Fields
Westport Principal Gas Fields
Belco Principal Properties

- Grady, McClain and Garvin Counties
- Average Working Interest of 20% in 105 gas wells and 2 oil units
- Depths range from 11,800 to 14, 200'
- 10 proved undev locations

Oakdale Red Fork Unit



- 45 Million Bbl field
- 3,600 acre unit
- 92% Working Interest
- Successful waterflood
- Accelerate southern expansion of flood

Calumet Cottage Grove



- 190 Million Bbl field
- 11,400 acre unite
- 47% Working Interest
- Successful waterflood
- Current production of
  1,800 bopd
- 11 proved undev locations,
  8 planned for 2001
- Infill drilling to capture
  banked oil

SW Kansas


KANSAS
Oakdale
NE Nash
Calumet
East Harmon
OKLAHOMA

- Westport Principal Oil Fields
- Westport Principal Gas Fields
- Belco Principal Properties

- 15,000 acres
- 53 gas and 116 oil wells
- Upside includes 9 recompletions, 11 drilling locations, installation of 3 waterfloods and 1 CO_2 project

Gulf Coast Operations


TEXAS
Elm Grove
North Louisiana
Field Complex
Dallas
Oak Hill
LOUISIANA
Austin Chalk/
Georgetown
Westport Principal Properties
Belco Principal Properties

- Leverages existing position into core area
- Multiple growth opportunities

Gulf Coast

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	12.1	63.4	75.5
Reserves (Bcfe) at 12/31/00	36	195	231
Net Undeveloped Acres at 12/31/00	509	234,477	234,986
2001 Capex Budget (MM$)			
Exploration	$0.0	$7.1	$7.1
Development	7.8	25.7	33.5
Land and Seismic	0.0	3.2	3.2
Total	$7.8	$36.0	$43.8
Drilling Opportunities			
Exploitation	145	260	405
Upside	50	120	170
Total	195	380	575

Austin Chalk/Georgetown Development


Brazos
Grimes
Austin

- Horizontal drilling
- High rate completions
- Significant reserves per well
- Over 100 potential locations
- Expanding to 4 rig program

North Louisiana Field Complex



- Hosston Reservoir Development through technology/comingling/downspacing (1991-1997)
- Acquired from Total 10/98
- WOGC has 8.8% average WI
- 22 pay sands in Hosston Pay zone
- 2 Bcf/well reserves
- Drill 40 - 50 wells per year
- PUD locations

Elm Grove Development

- 8,600 acres
- Approx 40% Working Interest
- Producing 41 Mmcfe/d, up from 18 Mmcfe/d at acquisition (Apr 2000)
- Downspacing of Cotton Valley/ Hosston
- 3-year drilling program at 30 wells/year
- 4 rigs currently drilling

Proved Undeveloped Locations

Probable Undeveloped Locations




WYOMING AND COLORADO
GAS PROSPECTS

Enhances Rockies Gas Position


Mellott Ranch
Big Horn
Gooseberry
Bonepile
Wind River
WYOMING
Moxa Arch
Green River

- Westport Principal Oil Fields
- Westport Principal Gas Fields
- Belco Principal Properties

Belco transaction adds Sizeable acreage in 3 Wyoming gas basins

BASIN	GROSS ACRES (000's)	NET ACRES (000's)
GREEN RIVER BASIN	564	160
WIND RIVER BASIN	275	103
BIG HORN BASIN	384	163
POWDER RIVER BASIN CBM	70	28
TOTAL	1,293	454

Greater Green River Basin Prospects



ACTIVE BELCO ACQUISITION PROSPECTS
ACTIVE WESTPORT PROSPECTS
WIND
RIVER
RANGE
SANDY BEND
ARCH
OVERTHRUST BELT
ROCK
SPRINGS
UPLIFT
RED DESERT
BASIN
RAWLINS
UPLIFT
WAMSUTTER
ARCH
MOXA
ARCH
Bridger
Deep
WYOMING
WASHAKIE
BASIN
SIERRA
MADRE
UPLIFT
UTAH
UINTA MOUNTAINS
CHEROKEE BAGGS ARCH
SAND WASH BASIN
COLORADO

- Upper Cretaceous Objectives
- Multi-pay potential
- Active industry partners
- 10 wells planned for 2001
- Reserve potential: 25 – 100+ Bcfe/prospect

Diagrammatic Cross-Section – Rock Springs to Rawlins, Wy


W
E
SEQUENCE BOUNDARY-
LARAMIDE
(T-K)
LANCE
COASTAL PLAIN SANDS,
SHALES, COALS
FOX HILLS
REGRESSIVE
SHORELINES
LEWIS SHALE
SUBMARINE FAN SS
CONDENSED ZONE
UPPER ALMOND TRANSGRESSIVE SYSTEMS TRACT-
BACKSTEPPING PARASEQUENCE SET
LOWER ALMOND COASTAL PLAIN FACIES
ERICSON FLUVIAL PLAIN FACIES
SEQUENCE BOUNDARY- MOXA (PINE RIDGE) UNCONFORMITY

Modified from Weimer, Van Horn and Shannon

Tipton Prospect



TIPTON PROSPECT-RED DESERT FIELD
PROD. FROM ROCK SPGS, ERICSON, ALMOND, LEWIS
21N/96W
21N/95W
20N/96W
20N/95W
WAMSUTTER
ARCH
O Recent wells
O Staked locations
STRUCT. KLE MKR.

- Successful Exploration Prospect now in Development Stage
- 9 Recent completions in Lewis, Upper and Lower Almond, Ericson and Rock Springs.
- Production of >12 Mmcfd commingled.
- Belco WI 16.67%, Operated by Yates Petroleum
- 26 Locations Staked with Permits submitted
- Reserves >2 Bcfe/well

Gehrig Unit Prospect –
Moffat County Co/Carbon County Wy



B
B'
KOKOPELLI
(LEWIS)
STATELINE
(LEWIS)
GEHRIG UNIT
WELL FLOWING @ 6 MMCFD
MAYBERRY
MAYBERRY
(LEWIS)
WINDSOCK
(LEWIS)
PILGRIM UNIT
BIG HOLE
GREAT DIVIDE

- Multiple Lewis, Almond, Lance and Coalbed Methane pay potential
- Depths 9000' to Almond pays
- WI approx 25% in 12,500 Acres
- Federal Unit operated by Yates, initial well late-2Q01
- Prospect Size: 25-50 Bcf
- 3 Coalbed Methane Projects in area

Gehrig Unit Prospect – Stratigraphic Cross Section B-B', Almond thru Lance



LANCE
FOX
HILLS
LEWIS
STRAT. DATUM
U. ALMOND
L. ALMOND

Wind River Basin Prospects



OWL CREEK MOUNTAINS
MADDEN
WALTMAN-CAVE GULCH
PAVILLION
FRENCHIE DRAW
CASPER ARCH
275 K GROSS AC.
103 K NET AC.
RIVERTON
BEAVER CREEK
GRIEVE
RATTLESNAKE MOUNTAINS

- Basin-center gas play – Lower Ft. Union, Lance and Mesaverde Objectives
- Average WI 25 – 50% with 4 identified prospects
- Drilling program planned for 2001
- Basin players include Yates, Andex, Tom Brown, Samedan, Barrett, Texaco and Cabot
- Deeper objectives include Shannon and Frontier
- Substantial 2D and 3D Seismic database
- Southern flank of basin has subcrop play in Lance, Muddy channels and Shannon seismic anomalies

Big Horn Basin Prospect Area


Montana
ELK BASIN
FRANNIE
BYRON
GARLAND
BIG
HORN
RANGE
384 K GROSS AC.
163 K NET AC.
OREGON BASIN
WORLAND
L BUFFALO
BASIN
GOOSEBERRY
COTTONWOOD
CREEK
GRASS CREEK
ABSAROKA
RANGE
OWL CREEK MOUNTAINS

- Basin-center gas – sparsely drilled
- Objectives - Cloverly, Muddy, Frontier, Mesaverde and Lance
- Drilling to date has identified transition zones, basin-center pressure
- Prospect potential incl depths from 11,000' to >18,000'
- Large seismic database across intrabasin structural trends
- Players include Tom Brown, Howell, Kirkwood, Andex. Large Devon-position recently acquired
- Future work – identify fractured areas, drill exploratory wells

Williston Basin Undeveloped Acreage

BASIN	GROSS ACRES (thousands)	NET ACRES (thousands)
WILLISTON BASIN (Westport)	53	31
WILLISTON BASIN (Belco)	75	70
TOTAL	128	101

Increases Williston Basin Position



WHITETAIL
Exploration
20 Possible
Locations
TREE TOP DEEP
Deeper Pool Wildcat
For Duperow/Nisku
zones
To be Drilled 3rd Qtr
CROOKED CREEK
Ongoing Exploration/
Exploitation
10 Additional
Locations
BEAVER CREEK
1993 Nisku Discovery
822 MBO Cum Prod.
2 Additional wildcat
wells to be drilled
STILETTO
2000 Duperow
Discovery
Followup well 3rd Qtr
MANNING
EXTENSION
Ongoing Exploration/
Exploitation
31 Additional
Locations
OPAL
Horizontal Fryburg
To be drilled 3rd Qtr
30 Possible locations
HORIZONTAL FRYBURG
PLAY
Ongoing Exploration/
Exploitation
40 Additional Locations
ROCKY HILL
Ongoing Exploration/
Exploitation
23 Additional
Locations

- Horizontal drilling for Mission Canyon oil
- Structural-stratigraphic prospects targeting Nisku and Duperow
- 2D/3D geophysical prospects for multi-pay Red River, Nisku, Duperow reserves
- Doubles drilling inventory for 2001 (10 projects)

Opal Prospect


OPAL PROSPECT

- Fryburg porosity target at 9,200'
- Analogous to on-going horizontal exploitation 5 miles to the west
- 1st well planned for 3Q01 with follow-up well in 4Q01
- 30 possible locations
- Prospect reserve potential of 10 Mmbbls


WESTPORT ACREAGE
OIL REC. ON FRYBURG DST
FRYBURG PRODUCTIVE

Offshore Division

Gulf of Mexico

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	91.5	-	91.5
Reserves (Bcfe) at 12/31/00	168	-	168
Net Undeveloped Acres at 12/31/00	204,991	-	204,991
2001 Capex Budget (MM$)			
Exploration	$32.0	-	$32.0
Development	71.0	-	71.0
Land and Seismic	17.0	-	17.0
Total	$120.0	-	$120.0
Drilling Opportunities			
Exploitation	62	-	62
Upside	60	-	60
Total	122	-	122

Offshore Division Overview

- Growth Oriented – Primarily through Exploration
- Houston Staff of 35 including 11 G&G Professionals
- *"Prospecting for Hydrocarbons Using Seismic Attributes to Reduce Risk"*

Substantial Offshore Exploitation and Exploration Upside


WC 173 Platform and Rig used in 3 well FA drilling program in the West Cameron 180/198 Complex

- 67 developed blocks with 139 Bcfe Probable and Possible reserves
- $68 million investment in land and seismic
- March 2001 Lease Sale High bidder on 7 blocks for $5 million (all have been awarded)
- 74-block exploratory inventory with >2 Tcfe unrisked reserve potential
- 20 projects targeted for exploration next 12 to 18 months

Offshore Division
Annual Production Growth/LOE Reduction



BCFE PER YEAR
LOE PER MCFE
45
40
35
30
25
20
15
10
5
0
1.00
0.75
0.50
0.25
0.00
0.9
2.8
25.4
39
1998
1999
2000
2001E
Bcfe per Year
LOE per Mcfe

Offshore Division
2001 Capital Budget


Land & Seismic $17MM
Exploitation $13MM
Exploration Drilling $32MM
Development $39MM
Risked Development $19MM
Exploration $68MM
Development $52MM

Budget: $120 MM

Offshore Division
Projected Production Additions by Quarter



NET MMCF PER DAY
25
20
15
10
5
0
4Q00
1Q01
2Q01E
3Q01E
4Q01E
1Q02E

Offshore Division
Exploration Drilling Schedule



Central GOM Lease Sale
Western GOM Lease Sale
EC 348 - $3.8
EC 369 #1, #2 - $4.8
ENDEAVOR
WD 143 - $10.4
GC 141 - $8.0
ST 316 - $5.5
RBF 251
VR 236 - $4.2
HI 119 - $4.5
HI 84 - $5.8
ROWAN CALIFORNIA
HI A348 - $3.3
WC 198 A-5 - $7.9
ST 267 - $7.0
AT 7 - $10.0
SS 73 - $3.2
MI 528 - $7.0
OUTSIDE OPERATED
MC 322 #1 - $3.3; #2 - $3.3
HI 197 – $5.7
MC 489 - $11.5
MC 976 - $17.0
SMI 51 - $3.5
SS 86 - $6.7
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
Lease Sale
Firm Operated
Contingent Operated
Firm Non-Operated
Contingent Non-Operated

Offshore Exploration Projects - Next 12 - 18 Months

Period	Prospect Location	Unrisked Gross Res (Bcfe)	Working Interest	Operations/Location
First Half	High Island A-348	19	67%	Operated/Shelf
	Mississippi Canyon 322	52	25%	Non-Op/Flex Trend
	West Delta 143	70	50%	Operated/Shelf
	High Island 197	37	25%	Non-Op/Shelf
	High Island 119	31	75%	Operated/Shelf
	West Cameron 198 A-5	50	53%	Operated/Shelf
Second Half	Green Canyon 141	54	50%	Operated/Flex Trend
	Mississippi Canyon 489	68	30%	Non-Op/Flex Trend
	Ship Shoal 86	47	40%	Non-Op/Shelf
	South Marsh Island 51	28	40%	Non-Op/Shelf
	South Timbalier 267	39	75%	Operated/Shelf
	High Island 84	33	30%	Operated/Shelf
	Ship Shoal 73	34	50%	Operated/Shelf
	South Timbalier 316	60	50%	Operated/Shelf
	Matagorda Island 528	47	50%	Operated/Shelf
	Atwater 7	500	35%	Operated/Deep
	Mississippi Canyon 976	600	17%	Non-Op/Deep
'02	West Cameron 181 (Deep)	250	45%	Operated/Shelf
	West Cameron 497	40	50%	Non-Op/Shelf
	Total	2,019		

Offshore Exploration

Gulf of Mexico Leasehold


67 Producing
74 Exploration
Producing
Active Leases
Discoveries
March Sale

Gulf of Mexico Prospect Inventory

Prospects



60
50
40
30
20
10
0
Number of Prospects
1997
1998
1999
2000
> 2 Tcfe
Potential
Reserves

Seismic Data

- 150,000 miles 2D
- 11,500 square miles 3D
  - Fairfield
  - Western/Geco
  - Diamond
  - Seitel

Production around West Cameron 180/198 Complex



400 BCF
3 MMBO
250 BCF
1 MMBO
325 BCF
2 MMBO
1.7 TCF
10 MMBO
30 BCF
3 MMBO
198 BCF
1 MMBO
237 BCF
3 MMBO
270 BCF
3 MMBO
100 BCF
13 MMBO
1.4 TCF
22 MMBO

West Cameron 180/198 Complex
Post-Acquisition Production



BCFE
25
20
15
10
5
0
1998
1999
2000
Old Wells
New Wells

West Cameron 180/198 Complex
Post-Acquisition Summary

- 18 New Wells & 70 Bcfe Net Proven Reserves Added
- F&D of $1.39/Mcfe
- 31 Bcfe New Prob/Poss Reserves Added
- 4 Exploitation Wells Remaining in 2001 – 25+ Bcfe
- 6 Exploitation Wells in Inventory for 2002 – 35+ Bcfe
- 1 Exploration Well in 2001 – 50+ Bcfe Potential
- > 250 Bcfe Remaining Exploration Potential

West Cameron 180/198 Complex
Recent Discoveries


Nexen
WC 170
4 Deep Discoveries
in Rob L,M & GK
24 Mmcf/d
2,300 Bopd
Westport
WC 180/198
Rob L,M & GK
Prospects

West Cameron 198 A-5 Prospect



A-5
4 Bcf
20 Bcf
I-2
K-1
K-2
K-3
Untested

- Westport Operated
- 52.5% Working Interest (Sold 47.5%)
- 50' Water Depth
- >50 Bcfe Gross Potential



seismic line

West Cameron 181 Deep Prospect



- Westport Operated
- 50% Working Interest (selling additional 50%)
- 50' Water Depth
- 250 Bcfe Gross Potential


181

East Cameron 369 (Kojak) Prospect


360' Net Pay
in Two Wells

- Westport Operated
- 60% Working Interest
- 350' Water Depth
- 1Q02 Production
- 22 Bcfe Gross Potential



High Island Block A-348 Prospect

- Westport Operated
- 67% Working Interest
- 280' Water Depth
- 19 Bcfe Gross Potential





WESTPORT RESOURCES
OCS-G-22273
SURF.LOC. "B"
-8400'
-8300'
-8200'

West Delta 143 Prospect



- Westport Operated
- 50% Working Interest
- 350' Water Depth
- 70 Bcfe Gross Potential


WD 143
-19000
-18500
-18000
AMP LIMITS
-17500
FAIRWAY
SURFACE
LOCATION

High Island Block 119 Prospect



- Westport Operated
- 75% Working Interest
- 50' Water Depth
- 31 Bcfe Gross Potential



Mississippi Canyon 322 (Crater Lake) Prospect



- Walter Oil and Gas Operated
- 25% Working Interest
- 700' of water
- 52 Bcfe Gross Potential



Atwater 7 (Big Ben) Prospect



- Westport Operated
- 67% WI (Retain 35%)
- 3,000' Water Depth
- 500 Bcfe Gross Potential


SALT

Mississippi Canyon 976 (Stratford) Prospect


SALT

- EEX Operated
- 17% Carried Working Interest
- 3000' Water Depth
- 600 Bcfe Gross Potential


SALT

Mississippi Canyon 489/490 (Snake) Prospect

- Unocal Operated
- 30% Working Interest
- 2100' Water Depth
- 68 Bcfe Gross Potential





High Island Block 197 Prospect



- Spinnaker Operated
- 25% Working Interest
- 50' Water Depth
- 37 Bcfe Gross Potential


Seismic Anomalies

South Timbalier 267 & 268


SALT
Location

- Westport Operated
- 50% Working Interest (sell additional 50%)
- 220' Water Depth
- 39 Bcfe Gross Potential



Green Canyon Block 141 Prospect



- Westport Operated
- 50% Working Interest (sell additional 50%)
- 1100' Water Depth
- 54 Bcfe Gross Potential



South Timbalier 316 (Roaring Fork) Prospect



316
STACKED
AMPLITUDE

- Westport Operated
- 50% Working Interest
- 450' Water Depth
- March 2001 Lease Sale
- 60 Bcfe Gross Potential



Ship Shoal 73
(San Juan) Prospect


73
INDE
1315
ACRES

- Westport Operated
- 50% Working Interest
- 30' Water Depth
- March 2001 Lease Sale
- 34 Bcfe Gross Potential


SHALEOUT
PROSPECT
OFFSET PRODUCTION

Matagorda Block 528 Prospect


519
528

- Westport Operated
- 50% Working Interest
- 50' Water Depth
- 47 Bcfe Gross Potential



Eugene Island 393/394 (Yampa) Prospect



- Westport Operated
- 100% Working Interest
- 380' Water Depth
- March 2001 Lease Sale
- 57 Bcfe Gross Potential


393
394

Financial and Operational Highlights

Belco Nearly Doubles Production


(Mmcfe/d)
500
450
400
350
300
250
200
150
100
50
0
33
66
79
91
153
185 - 195
356 - 370
390 - 410
1996
1997
1998
1999
2000
2001E
2001 PF
2002PF

Source: 2002 CSFB Research Estimate

Significant Growth in EBITDAX and Cash Flow



EBITDAX
($ in millions)
400
350
300
250
200
150
100
50
0
$20
$44
$166
$243
$350-$375
$340-$375
1998
1999
2000
2001E
2001PF
2002PF



Cash Flow
($ in millions)
350
300
250
200
150
100
50
0
$12
$35
$155
$239
$305-$330
$300-$330
1998
1999
2000
2001E
2001PF
2002PF

Source: 2002 estimates from CSFB Research, 2001 Price Forecast - $24.50/Bbl and $4.90/Mmbtu; 2002 - $21.00/$3.70

Combined 2000 Year-end Reserves (Bcfe)



1,600
1,400
1,200
1,000
800
600
400
200
0
1,379
1,180
1,098
1,019
688
602
601
562
403
352
Average = 788 Bcfe
Forest
Westport PF
Pure
Cabot
Newfield
Tom Brown
Stone
Houston Ex
Comstock
St Mary

Combined 2000 SEC PV 10 in Millions



6,000
5,000
4,000
3,000
2,000
1,000
0
4,928
3,891
3,827
3,536
2,808
2,797
2,188
2,029
1,769
1,200
Average = $2,897
Forest
Newfield
Westport PF
Cabot
Pure
Houston Ex
Tom Brown
Stone
Comstock
St. Mary

Combined 2000 Production (Bcfe)



200
175
150
125
100
75
50
25
182
140
120
99
80
71
67
62
53
38
Average = 91 Bcfe
Forest
Newfield
Westport PF
Stone
Houston Ex
Pure
Cabot
Tom Brown
St. Mary
Comstock

Efficient Operations - WRC



2000 Cash Margins per Mcfe
Average = $2.45
3.50
3.00
2.50
2.00
1.50
1.00
3.12
2.88
2.85
2.72
2.67
2.46
2.41
2.39
2.02
1.74
1.74
Stone
Comstock
Westport
Houston Ex
Newfield
Pure
St. Mary
Tom Brown
Forest
Belco
Cabot

Finding Cost Advantage – WRC


3-Year Finding Cost per Mcfe (1998-2000)
Average = $1.27
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.87
1.03
1.11
1.12
1.17
1.19
1.43
1.48
1.62
1.69
Tom Brown
Westport
Cabot
St. Mary
Comstock
Belco
Houston Ex
Newfield
Stone
Forest

Pure Resources excluded, as only 2000 Finding Cost data available

Strong Reserve Replacement - WRC



3-Year Reserve Replacement (1998-2000) - All Sources (%)
360
310
260
210
160
110
60
10
318
238
204
174
174
165
161
140
133
121
Average = 183%
Westport
Tom Brown
Houston Ex
St. Mary
Newfield
Belco
Stone
Cabot
Comstock
Forest

Pure Resources excluded, as only 2000 Reserve Replacement data available

Pro Forma Summary Financial Information

(Millions of dollars, except production and per share data)

	Pro Forma 1Q 01	per mcfe	2001 Outlook
Production (Bcfe)	31		130 - 135
EBITDAX	$101	$3.25	$350 - $375
Costs			
Lease Operating	$20	$0.63	$0.60 - $0.65
Production Taxes	9	$0.30	4.8% - 5.2% of Rev
G & A	5	$0.17	$0.15 - $0.20
Interest	7	$0.23	$0.22 - $0.27
D D & A	35	$1.12	$1.40 - $1.50
Taxes			
Income Tax Rate	35.8%		36.5% - 37%
% Deferred	94.0%		94% - 95%

2002 Outlook – CSFB Research

2002 Production (Mmcfe/d)	390 - 410
% Gas	63% -65%
Realizations (% of NYMEX)	
Gas	93% - 95%
Oil	88% - 90%
Expenses (per Mcfe)	
Lease Operating Expense	$0.62 - $0.68
G & A Expense	$0.17 - $0.21
Interest Expense	$0.19 - $0.25
DD & A Expense	$1.30 - $1.50
Taxes	
Prod Taxes (% of Revenue)	4.8% - 5.2%
Federal Tax Rate	35.5% - 37.5%
% Deferred	94% - 95%

Pro Forma Capitalization as of March 31, 2001

	(Millions $)
Cash	$ 75
Long Term Debt	
Revolving Credit Facility	$ 150
8 7/8% Senior Subordinated Notes	147
10.5% Senior Subordinated Notes	109
Total Debt	406
Convertible Preferred	75
Common Stockholder's Equity	844
Total Preferred and Common	919
Total Capitalization	$ 1,250

Ratios

Net Debt/Total Cap	26%
Net Debt/2001 Pro Forma EBITDAX	1.1
2001 Pro Forma EBITDAX/Interest	10.9
Net Debt/Mcfe of Reserves	$0.46

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